[Gran Tierra Letterhead]

VIA EDGAR

September 14, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Karl Hiller, Branch Chief
Jenifer Gallagher
Craig Arakawa

Re:	Symyx Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-34018

Ladies and Gentlemen:

Gran Tierra Energy Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated August 31, 2009, with respect to Gran Tierra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by Gran Tierra Energy with the Securities and Exchange Commission on February 27, 2009.

This letter will confirm that Gran Tierra Energy intends to file its written response to the Staff’s comment letter no later than Friday, September 18, 2009.   Please contact me at (403) 265-3221, ext. 230, or Nancy Wojtas of Cooley Godward Kronish LLP at (650) 843-5819 with any questions or comments.

Sincerely,

/s/ Martin Eden

Martin Eden
Chief Financial Officer